UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 0-3003

THOMSON

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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PRESS RELEASE

Thomson opens discussions to improve its balance sheet

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Unaudited consolidated revenues for the fourth quarter of 2008 amounted to 1,468 million euros, a decrease of 8.2% on a constant currency basis as compared to the fourth quarter of 2007.

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Estimated unaudited net debt at December 31, 2008 was 2.1 billion euros, corresponding to a gross debt of 2.9 billion euros and a cash position of 0.8 billion euros.

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Thomson is implementing a strategic framework to refocus on services to content creators.

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The Group is initiating a process to divest business lines which no longer fit within the above framework. These business lines represented approximately 1 billion euros in revenues in 2008.

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The Group will explore with its main creditors and potential investors solutions in order to improve its balance sheet consistent with its strategic framework.

Paris, January 28, 2009 – Thomson (Euronext Paris: 18453; NYSE: TMS) today released estimated data on its financial position and presented its strategic framework.  The Group will publish its unaudited year-end results for fiscal year 2008 on March 10, 2009, at which time it will detail its strategic roadmap as well as its plans for cost reduction and optimization of operational processes.

Frederic Rose, Chief Executive Officer of Thomson, commented:

“Today we announce the refocusing of our business on content creators, leveraging our technological expertise and our positioning with network operators. Strengthening our balance sheet is the precondition to implementing this strategic framework.”

Preliminary Trading Update on 2008 Fourth Quarter

Based on unaudited financial data, consolidated 2008 fourth quarter revenues amounted to 1,468 million euros, a decrease of 8.4% at current exchange rates as compared to the fourth quarter of 2007. The exchange rate effects, linked primarily to fluctuations of the dollar against the euro, had a limited impact over the course of the quarter. On a constant currency basis, the Group registered an 8.2% decrease in revenues for the fourth quarter of 2008 as compared to the fourth quarter of 2007. This continues the trend observed in the third quarter of 2008, which saw a 7.9% decrease in revenues on a constant currency basis as compared to the third quarter of 2007.

Based on unaudited financial data, consolidated revenues for fiscal year 2008 amounted to 4,839 million euros, a decrease of 12.7% at current exchange rates as compared to fiscal year 2007. On a constant currency basis, the Group registered a 7.7% decrease in revenues in 2008 as compared to fiscal year 2007.

As part of its annual results preparation, the Group is carrying out a complete and thorough review of its financial statements. The Group has appointed PricewaterhouseCoopers as independent appraiser focusing on goodwill and certain other types of assets, taking into account the changed market conditions in which the Group operates and its strategic framework.

Debt and Liquidity Situation

Based on preliminary unaudited financial data, Thomson’s estimated net debt at December 31, 2008 was approximately 2.1 billion euros, corresponding to a gross debt of approximately 2.9 billion euros and a cash position of approximately 0.8 billion euros.

The increase in net debt in the second half of 2008, of approximately 800 million euros, is mainly due to:

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a rise in working capital needs of approximately 350 million euros: in order to bolster the confidence of its commercial partners, and taking into account a more restrictive credit environment, Thomson has significantly shortened its supplier payment cycle and reduced its use of factoring and client advances. This has also led to a reduction in costs linked to payment delays to suppliers, factoring and early customer payment discounts;

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restructuring costs of approximately 80 million euros; and

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other non-operating items of approximately 300 million euros, including a related non-cash impact of approximately 220 million euros principally due to the impact of exchange rate fluctuations on Thomson's debt.

At December 31, 2008, following the drawdown of the remaining balance on its syndicated credit facility, Thomson’s cash position amounted to 775 million euros.

Some of the company’s financing agreements (private placement notes) contain covenants requiring the net debt to net worth ratio as at December 31, 2008 not to exceed 1:1. This ratio will be measured based on the company’s 2008 audited consolidated financial statements when available. Based on preliminary unaudited data, it is likely that when the 2008 audited consolidated financial statements are completed and available at the latest by the end of April 2009, this covenant will be breached. Thomson intends to engage with the noteholders to discuss a resolution of any potential future covenant breach so as to avoid a decision by the noteholders to accelerate the notes, which could trigger acceleration of substantially all of the Group’s senior debt.

In any case, reinforcing Thomson’s financial flexibility requires the improvement of its balance sheet and is key to the implementation of the Group’s strategy. The Group, assisted by its financial advisors Perella Weinberg Partners and Ph. Villin Conseil, and by the law firm Davis Polk & Wardwell, is reaching out to its principal creditors and potential equity investors to present its strategic framework, engage in a dialogue regarding the Company's balance sheet and address any question of a potential future breach of the net debt to net worth covenant. At this stage, it is not possible to predict the outcome of these upcoming discussions.

Strategic Framework

As part of an in-depth operational and financial review covering the whole business, the Board of Directors has approved the strategic framework proposed by the Chief Executive Officer.

The Group has decided to focus on providing services to content creators, leveraging its position as a world leader in this area, the strength of the Technicolor brand with film and television studios, and its technological assets. Thomson will support and assist its customers in their transition towards a digital and electronic environment, through production, post-production, and physical and digital content distribution. The Group will thus strengthen its market position and growth opportunities in all activities associated with content creators.

The Group’s presence in the set-top box and gateway market represents a significant edge to support film and television studios who aim to develop channels for electronic content distribution to the end-consumer. Thomson brings:

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a world market leader position and a cutting-edge technological and industrial capability in residential access products and related content management systems; and

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its strong partnership with network operators.

Thomson’s research activities will underpin this strategic framework and will thus reinforce the Group’s patent licensing business.

Asset Disposals

The Board of Directors has approved the Chief Executive Officer’s proposal to divest its non-strategic operations. These assets, which include Grass Valley and PRN, accounted for approximately 1 billion euros of sales in 2008.

These disposals will be made in accordance with applicable local labour laws in countries where Thomson operates.

Thomson benefits from a strong technological expertise in video and a leading commercial position with content creators. The Group aims to implement a strategy focused on these strengths. The first step will be to improve its balance sheet. The Group is confident in its ability to maximize the value of its assets.

A conference call for investors and analysts will take place January 29, 2009 at 2:30 pm  (Paris time, GMT +1).

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Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to, among other factors, changes in global economic and business conditions, ”media and entertainment” markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

Contacts

External Communications, phone: +33 1 41 86 53 93

Investor Relations, phone: +33 1 41 86 55 95

Calendar

Publication of annual unaudited financial results: March 10, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON
	By:	/s/ Stéphane Rougeot
	Name:	Stéphane Rougeot
Date: January 29, 2009	Title:	Executive Vice President, Chief Financial Officer